SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29896; 812-13781]

Cantilever Capital, LLC and Cantilever Group, LLC; Notice of Application

December 29, 2011

Agency: Securities and Exchange Commission ("Commission").

Actions: Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an exemption from section 12(d)(3) of the Act.

Applicants: Cantilever Capital, LLC ("Cantilever" or the "Company") and Cantilever Group, LLC (the "Adviser").

Summary of Application: Cantilever, or any successor to Cantilever, and the Adviser, or any successor to the Adviser (each, an "Applicant" and collectively, the "Applicants") seek an order under section 6(c) of the Act to permit Cantilever to acquire the securities of various investment managers that each derives more than 15% of its gross revenues from securities related activities as defined in rule 12d3-1(d)(1) under the Act, in excess of the limitations in rule 12d3-1(b).[1]

Filing Dates: The application was filed on June 8, 2010, and amended on October 18, 2010, and December 5, 2011. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 23, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

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[1]   For the purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090. Applicants, c/o Mr. David Ballard, Cantilever Capital, LLC, 137 Rowayton Ave., Third Floor, Rowayton, CT 06853.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Delaware limited liability company, intends to operate as a non-diversified, closed-end management investment company under the Act. The Company intends to elect to be treated as a business development company under section 54 of the Act on or before June 30, 2014.[2] The Adviser is a Delaware limited liability company organized to manage the Company, which will be the sole client of the Adviser, and will not engage in any other business. Cantilever will invest more than 70% of the total value of its assets in securities of private companies engaged exclusively in the investment management business (each, an "Investment Manager"), with the exception that certain Investment Managers may, through

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[2]   Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purposes of making investment in securities described in sections 55(a)(1) through

affiliates (as defined below) or subsidiaries, also provide limited broker-dealer services in connection with distribution of their investment products or as part of a wealth management business. Applicants expect that more than 15% of the revenues of each Investment Manager will be from "securities related activities" as defined in rule 12d3-1(d)(1) under the Act.[3]

2. Applicants will offer to make available to the Investment Managers, and if desired by the Investment Managers provide, managerial services including distribution and marketing advice; guidance on industry best practices; advice on planning, strategy and product development; geographic expansion and mergers and acquisitions, joint ventures, and liftouts; advice on operations, accounting, legal, capital structure, human resources and compensation, general management and industry networking. Neither the Applicants nor their affiliates will provide any managerial assistance that includes any activity involving any Investment Manager's investment process or investment decisions.

3. The Company will provide debt capital to Investment Managers, including Investment Managers that are or may become registered under the Investment Advisers Act of 1940. In exchange for a non-voting, non-controlling loan from the Company or its affiliates (as defined below), the Investment Manager will issue a participating convertible debt security to the Company (each, a "Note" and such loan, a "Loan"). Each Note will have a coupon and will provide for repayment of principal at the Note's maturity (such maturity is contemplated to be 20 years after the issue date) in the event that it is not converted into equity of the underlying Investment Manager at such time. If converted into equity, it is expected that in most cases the equity security received from the conversion of the Notes would consist of non-voting securities and in any case would not represent more than 25% of outstanding voting securities, or otherwise

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55(a)(3) of the Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of section 55 through 65 of the 1940 Act.

constitute control, of the underlying Investment Manager. The Notes will not be actively or publicly traded; they will be purchased by the Company in private transactions and, generally, held to maturity.

4. Applicants represent that most of the Investment Managers issuing the Notes will be registered investment advisers and the vast majority of each Investment Manager's revenue will be earned by charging a fee on assets under management or possibly also through a performance fee. The amount of the Company's investments in each of the Notes, which Applicants believe will be treated as equity securities for purposes of rule 12d3-1, will likely constitute more than 5% of the outstanding equity securities of each Investment Manager at the time of the investment. In the event the Company invests in Notes of an Investment Manager that are treated as debt securities for purposes of rule 12d3-1, the principal amount of that debt will likely exceed 10% of the outstanding principal amount of the Investment Manager's debt securities. In addition, Applicants believe that there will be instances whereby more than 5% of the value of Applicant's total assets will be invested in each of several of the Investment Managers.[4]

5. Applicants believe that permitting the Company to invest in the equity and debt securities of various Investment Managers, each of which the Applicants believe will be an issuer that derives more than 15% of its gross revenues from "securities related activities," in excess of the quantitative limitations set forth in rule 12d3-1(b) would be in the best interests of the Company's shareholders. Applicants will comply with all other requirements of rule 12d3-1.

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[3]   Subparagraph (d)(1) of rule 12d3-1 defines "securities related activities" to mean a person's activities as a broker, dealer, underwriter, registered investment adviser or investment adviser to a registered investment company.

[4]   In order to comply with the Internal Revenue Code's diversification requirements for regulated investment companies, it is contemplated that, with respect to at least 50% of the Company's total assets, each of the investments in an Investment Manager will not constitute more 5% of the Company's total assets at the time of investment. However, with respect to the remaining 50% of the Company's total assets, the Company intends to make investments that each constitute more than 5% but less than 25% of the value of the Company's total assets, as measured at the time of the acquisition.

Applicants will require each of the Investment Managers to contractually agree to be bound by the terms of the conditions of the application.

Applicants' Legal Analysis:

1. Section 12(d)(3) of the Act, with limited exceptions, prohibits a registered investment company from purchasing or otherwise acquiring any securities issued by any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of a registered investment company or a registered investment adviser. Rule 12d3-1 under the Act exempts the acquisition of securities of an issuer that derived more than 15% of its gross revenues in its most recent fiscal year from "securities related activities," provided that, among other things, immediately after the acquisition of such issuer's equity or debt securities, (i) the acquiring company has invested not more than 5% of the value of its total assets in securities of the issuer and (ii) the acquiring company owns (a) with respect to that class of the issuer's equity securities, not more than 5% of the outstanding securities of that class or (b) with respect to the issuer's debt securities, not more than 10% of the outstanding principal amount of the issuer's debt securities. Section 6(c) of the Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction from any provision of the Act or any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2. The Applicants request an order pursuant to section 6(c) of the Act exempting the Applicants from the provisions of section 12(d)(3) of the Act to the extent necessary to permit the Applicants to invest in the equity and debt securities of various Investment Managers, each an issuer that derives more than 15% of its gross revenues from "securities related activities," in excess of the quantitative limitations set forth in rule 12d3-1(b).

3. The Applicants state that section 12(d)(3) was intended (a) to prevent investment companies from exposing their assets to the entrepreneurial risks of securities related businesses, (b) to prevent potential conflicts of interest and to eliminate certain reciprocal practices between investment companies and securities related businesses, and (c) to ensure that investment companies maintain adequate liquidity in their portfolios.

4. The Applicants believe that the Company's investment in various Investment Managers does not raise the same type of entrepreneurial risks that may have concerned Congress in enacting section 12(d)(3). The Applicants state that the ownership structure of most securities related businesses has changed since the time of enactment from partnership to a corporate form resulting in the limited liability status of these entities. In this case, the Company states that it will invest only in Investment Managers organized as corporations or other limited liability entities. The Applicants argue that shareholders choosing to invest in the Company will have sought exposure to a vehicle that that provides a non-diversified investment in one or more Investment Managers, and the Company's shareholders will be informed of the risks, including entrepreneurial risk, of investing in the Company by disclosure in the Company's prospectus in connection with its initial public offering and its ongoing disclosure as a public company following the offering.

5. The Applicants also believe that the proposed investments in various Investment Managers will not create potential conflicts of interest for the Applicants or their respective shareholders. One potential conflict could occur if an investment company purchased securities or other interests in a broker-dealer to reward that broker-dealer for selling fund shares, rather than solely on investment merit. The Applicants note that, as a condition to the granting of exemptive relief, the Investment Managers and their affiliated persons within the meaning of section 2(a)(3) of the Act and affiliated persons of such affiliated persons (collectively,

"Affiliates") and the clients of the Investment Manager will not buy, sell or otherwise trade any securities issued by the Applicants or any of its Affiliates.

6. Applicant states that another potential conflict of interest is that investment advisers could be influenced to recommend to their clients certain investment companies that invest in such investment adviser or its affiliates, thereby using the assets of the investment companies to boost the price of the investment adviser's securities. Applicant notes that, as a condition to the requested order, the Investment Managers and their Affiliates will not sell any securities issued by the Applicants as an underwriter, will not make a market in any securities issued by the Applicants, will not act as agent or a broker in connection with the sale of any shares of the Applicants and will not recommend investing in securities of the Applicants.

7. The Applicants state that another purpose of section 12(d)(3) is to prevent investment companies from directing brokerage to a broker-dealer in which the investment company has invested to enhance the broker-dealer's profitability or to assist it during financial difficulty, even though that broker-dealer may not offer the best price and execution. The Company represents that its business is to provide specialized debt capital to Investment Managers. The Applicants also represent that Investment Managers today typically do not serve as underwriters and broker-dealers (except as noted above) and thus it is highly unlikely that there would be any opportunity to engage in any transaction with an Investment Manager or its Affiliates, other than the Company's investment (and any follow-on investment) in such Investment Manager. Further, as a condition to the requested order, the Applicants will not use any Investment Manager or any Affiliate thereof as a broker-dealer for the purchase or sale of any portfolio securities.

8. The Applicants also believe that section 12(d)(3) reflects a concern with respect to the liquidity of an investment company's portfolio. Because the shareholders that will invest in the

Company prior to its initial public offering (each of which will be intimately familiar with the business of the Company) will have done so for the specific purpose of buying and holding a vehicle that would provide for an investment in Investment Managers, liquidity of the Company's portfolio is not a concern for the Company's shareholders. Furthermore, shareholders that invest in the Company during or following the initial public offering will receive disclosure (i) in the Company's prospectus in connection with its initial public offering and (ii) pursuant to its ongoing reporting requirements as a public company following its initial public offering. Such disclosure will describe the fact that the Company's business (like that of business development companies generally) is investing in illiquid investments of small, developing companies, and more specifically, purchasing Notes in Investment Managers. Moreover, the Company is a closed-end investment company that does not offer redeemable securities; therefore, there are no minimum liquidity standards applicable to the Company under the Act.

9. Applicant believes that its proposed acquisitions of the securities of various Investment Managers do not present the potential for the risks and abuses section 12(d)(3) is intended to eliminate, including the risk of reciprocal practices. The Applicants believe that the standards set forth in section 6(c) have been met.

Applicants' Conditions:

The Applicants agree that the order granting the requested relief will be subject to the following conditions:

1. Neither of the Applicants and none of their respective Affiliates will engage in any transaction with an Investment Manager other than (i) the Company's investment in the Investment Manager (and any follow-on investment) and (ii) the Company's providing managerial assistance to an Investment Manager. The managerial assistance provided by the

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Company or any of its Affiliates will not include any activity involving any Investment Manager's investment process or investment decisions.

2. No Investment Manager or its Affiliates or client of an Investment Manager or its Affiliates will (i) buy, sell or otherwise trade securities issued by the Applicants or any of their respective Affiliates, or (ii) buy, sell or otherwise trade securities owned by the Applicants or any of their respective Affiliates in transactions involving the Applicants or any of their respective Affiliates. Nor will any Investment Manager or its Affiliates sell any securities issued or owned by the Applicants or any of their respective Affiliates as an underwriter, make a market in any securities issued or owned by the Applicants or act as agent or as a broker in connection with the sale of any securities issued or owned by the Applicants or any of their respective Affiliates or recommend to their clients the purchase of any such securities.

3. Neither of the Applicants nor any of their respective Affiliates will use any Investment Manager or any Affiliate thereof as a broker-dealer for the purchase or sale of any portfolio securities.

4. No Investment Manager or its Affiliates will provide any services to the Applicants or any of their respective Affiliates.

5. No officer of the Applicants or member of the Applicants' board of managers ("Board") will be affiliated with an Investment Manager or its Affiliates. The Applicants, their respective Affiliates or their officers or directors will not (i) serve on the board of directors of an Investment Manager, (ii) participate in the management of an Investment Manager (except for providing managerial assistance) or (iii) have other indicia of control as defined in the Act (other than typical rights of debt holders, including, but not limited to, access to certain information). The only affiliation the Applicants (or any of their respective officers or members) will have will be as a provider of debt capital.

6.   The Applicants' respective Chief Compliance Officers will monitor and report to the applicable Applicant's Board no less than annually on compliance with these conditions.

7.   The Applicants will comply with the provisions of rule 12d3-1 under the Act, except for paragraph (b) solely to the extent necessary to permit the Company to invest (i) more than 5% of the value of its total assets in equity securities issued by a registered investment adviser, (ii) in more than 5% of the outstanding equity securities of a registered investment adviser, and (iii) in more than 10% of the outstanding principal amount of a registered investment adviser's debt securities, provided that, (aa) immediately after the Company makes an investment permitted by (i) and/or (ii), not more than 50% of the value of the Company's total assets will consist of investments permitted by (i) and/or (ii), (bb) in no event will the Company acquire more than 25% of the outstanding voting securities of a registered investment adviser or otherwise control a registered investment adviser, and (cc) immediately after the Company makes an investment permitted by (iii), not more than 10% of the value of the Company's total assets will consist of investments permitted by (iii).[5]

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

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[5] For the purposes of this paragraph, the terms "equity security" and "debt securities" have the meanings given them in Rule 12d3-1.